

Jim Tulin · 2nd

President & COO at Oxford Hounds Inc.

Scottsdale, Arizona, United States · Contact info

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Oxford Hounds Inc.

Arizona State University

About

I am the Chief Operating Officer and President of Oxford Hounds Inc. Our company is a direct to consumer men's luxury apparel and accessories company that crafts its products from only the finest Italian materials and workmanship at well below competitive MSRP's.

I have spent my entire life in this space as our former family business, Swank Inc, was the largest mens accessories company in the world that spanned an illustrious 115 years of successful operations.

My background is deeply rooted in the financial and operational component of the business having spent the better part of 20 years in this capacity. I also have an in depth knowledge of applying social media marketing to drive consumer engagement and conversion with a keen understanding of managing customer acquisition cost and LTV.

Activity

6,510 followers

Jim Tulin reposted this • 2d



There really is no comparison.

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Jim Tulin commented on a post • 2d

There really is NO comparison.

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1 comment

Jim Tulin reposted this • 1w



I couldn't agree more!

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Experience

President & COO
Oxford Hounds Inc. · Full-time
Jan 2020 - Present · 3 yrs 1 mo

Producing Branch Manager
On Q Financial, Inc.
Jul 2017 - Jan 2022 · 4 yrs 7 mos
scottsdale, AZ

Helping loan officers take the next career step. We can share with you the very same methods that have

helped us to grow our business over the years. With a strong foundation of education and prc ...see more

Sr. Loan Officer NMLS #323140 AZ BK 0902489 NOVA NMLS ID #(3087)
NOVA® Home Loans
Nov 2008 - Jul 2017 · 8 yrs 9 mos

Education

Arizona State University
Justice/Philosophy/Political Science
1997 - 2001

Lawrence-Woodmere Academy

Skills

FHA
57 endorsements

Refinance
Endorsed by Gary N. Smith, CMC and 1 other who is highly skilled at this
Endorsed by 4 colleagues at NOVA® Home Loans
46 endorsements

USDA
40 endorsements

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Interests

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